

Mail Stop 3561

March 2, 2016

Marshall T. Reynolds
Chief Executive Officer
Champion Industries, Inc.
2450 First Avenue
P.O. Box 2968
Huntington, WV 25728

> **Re: Champion Industries, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 1, 2016**
> **File No. 000-21084**

Dear Mr. Reynolds:

   We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to our comment, we may have additional comments.

Definitive Proxy Statement

Proposed Amendments to Articles of Incorporation to Authorize 2,500 Preferred, page 65

1. We note that you intend to amend your articles of incorporation to authorize 2,500 Preferred Series A shares and that you intend to issue such shares in connection with a conversion of a $2,500,000 note payable. Please revise to include the financial information required by Item 13(a) of Schedule 14A in the proxy statement or, alternatively, incorporate by reference such information to the extent permitted by Item 13(b) of Schedule 14A. Refer to Item 13 of Schedule 14A and Instruction 1 thereto. Additionally, please revise to include a narrative discussion of the effects of the issuance and exchange on the company's debt and preferred stock balances and discuss any continuing income statement impact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure